Symetra Life Insurance Company 777 108th Avenue NE, Suite 1200 | Bellevue, WA 98004-5135 Mail to New Business: PO Box 549291 | Waltham, MA 02454-9291 Fax: 1-877-435-5500

POLICY ENDORSEMENT

This Endorsement is added to and becomes a part of the Policy to which it is attached. In the case of conflict between the provisions of the Policy and this Endorsement, the provisions of this Endorsement will control.

Your Policy has been changed as follows:

Any reference(s) to “2001 CSO” or “2001 Commissioners Standard Ordinary” are replaced with “2017 CSO” or “2017 Commissioners Standard Ordinary”.

Symetra Life Insurance Company

[Jacqueline M. Veneziani]
[Secretary]